DYNASTY GAMING INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Dynasty Gaming Inc. and our current and proposed subsidiaries are referred to collectively as “Dynasty Digital Interactive”, “DDI”, “Dynasty” the “Company”, “we”, “us” and “our” throughout Management’s Discussion and Analysis of the Financial Condition and Results of Operations (“MD&A”), unless specified otherwise. The following MD&A should be read in conjunction with the audited consolidated financial statements and accompanying notes of Dynasty Gaming Inc. for the periods ended December 31, 2007 and December 31, 2006, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). This MD&A is dated April 25, 2008. Additional information relating to the Company can be found on SEDAR (www.sedar.com) under Dynasty Gaming Inc. and on the Company’s website (www.dynastygaming.com).

All currency amounts are in Canadian dollars, unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect.

BUSINESS OVERVIEW

Dynasty is a public company whose shares are currently listed on the TSX Venture Exchange under the symbol “DNY” and quoted on the OTC Bulletin Board under the symbol “DYNFF.” Trading in the Company’s shares was halted at the Company’s request on October 17, 2007. As at the date of this MD&A, the shares continue to be halted pending TSX Venture Exchange review of the proposed acquisition. Subject to shareholder and regulatory approval and upon completion of the proposed acquisition as described below, Dynasty will change its name to Dynasty Digital Interactive Inc.

Proposed Corporate Acquisition

On February 5, 2008, the Company signed a binding Letter of Intent (“LOI”) for the proposed acquisition of all issued and outstanding shares in the capital stock of UDS Technology Limited (“UDS”) and of Silva Ford Technology Limited (“Silva”).  As a result of this transaction, UDS and Silva would become wholly-owned subsidiaries of the Company.  UDS would hold a private Hong Kong registered company, Fund Spread Ltd., which would hold a wholly-foreign-owned enterprise (“WFOE”) registered in Guangzhou, Ju You Software Technology Ltd (“Ju You”). Ju You would enter into Three-Party Agreements with game operators and Junnet Online E-Commerce Ltd. (“Junnet”) as games are acquired by Ju You from game operators; Ju You has entered into a Two-Party Agreement with Junnet, as well as agreements with other sub-distributors, all of which govern the business related to the distribution of prepaid game cards. Silva would hold a private Hong Kong registered company, East Wealth Technology Ltd., which would hold a 70% interest in Beijing Baihui Digital Stars Technology Co. Ltd. (“Baihui Technology”). Baihui Technology has entered into a contractual agreement with Baihui Digital Stars Software Co. Ltd. (“Baihui Software”) to work collaboratively to provide an integrated software sales and service solution to their respective customers and mutually benefit from an exchange of certain royalties and service fees.

While the above acquisition represents the intention of the Company at the date of issue of this MD&A, Dynasty acknowledges that several key  provisions are still under negotiations and must be resolved before the acquisition can be concluded. In the event that the proposed acquisition does not occur, Dynasty is pursuing other options to expand its holdings and operations within the software and gaming sectors in China.

Summary of Proposed Transactions

Financing

Concurrent with the acquisition, Dynasty will propose a private placement offering of 6,000,000 units to accredited investors at a price of $US 5.00 per unit for gross proceeds of $US 30,000,000.   Each unit would consist of one common share and 0.50 of a warrant to purchase one common share priced at $US 5.00 per unit for total proceeds of $US 30,000,000.   The 3,000,000 warrants would entitle the holder to acquire one additional common share at a price of $6.00 per share, subject to adjustment, for a period of four years.

The issuance costs including the agent’s commission of 7% of the offering are estimated at $US 2,100,000 for net proceeds of $US 27,900,000. An additional 630,000 broker warrants (7% of total shares issued including the exercise of the warrants), entitling the holder to acquire one common share at a price of $6.00 each for a period of four years would be issued to the agent.

Reverse Take-over

In accordance with the LOI, Dynasty would purchase UDS shares and Silva shares from Junnet Omnimedia, Ltd. and Dr. Wilson Cho and issue a total of sixteen million four hundred thousand (16,400,000) post-consolidation common shares of Dynasty.  Of this amount, and as consideration for the purchase of the Silva shares, Dynasty would issue eight million four hundred thousand (8,400,000) post consolidation shares to Dr. Cho. Also of this amount, and as consideration for the purchase of the UDS shares, Dynasty would issue eight million (8,000,000) post consolidation shares to Junnet Omnimedia, Ltd.

General Overview & China Strategy

Prior to 2007, the Company pursued business opportunities in China in the development, marketing and distribution of government-approved online applications for its proprietary Mahjong Mania software. Pursuant to worldwide legislative changes, notably the Unlawful Internet Gambling Enforcement Act (UIGEA) in the USA, Company management recognized the need to diversify and mitigate risk. Further to this objective, the Company has realigned its business strategy by way of exclusive partnerships with SEGA, and other key partners, to focus its efforts on the distribution of online games, prepaid game cards and software in China, a market experiencing dramatic growth in this sector which can be attributed, in part, to the lack of competition from a strong offline games industry.

Dynasty’s activities in the development, marketing and licensing of its proprietary online gaming software Mahjong Mania, which was licensed to on-line casinos were halted in October 2007. The Company will continue to look for opportunities within China and offer its Mahjong game as part of the prepaid cards distribution.

The proposed acquisition would provide the Company 70% of the net revenue of Junnet, the largest independent distributor of prepaid online game cards in China. Junnet maintains a distribution network comprised of 15 regional headquarters, 330 local distributors, warehousing, transportation and inventory management systems as well as established relationships with wholesalers and retailers to distribute prepaid game cards online and through approximately 80,000 physical points of sale, including wholesalers, internet cafés, software stores, supermarkets, bookstores, newspaper stands, and convenience stores, to millions of customers throughout China.

Through its acquisition of Baihui Technology, the Company would acquire control of an extensive software distribution and service platform in China, offering 5,000 global and domestic software products from approximately 600 software developers. Baihui Technology’s sales network includes 2,000 retailers and 200 popular websites such as Sina.com and Baidu.com. Baihui Software offers an Internet portal providing downloadable software and software licenses as well as a range of IT e-commerce and software-as-a-service (“SaaS”) products in partnership with many software developers offering products in China.

On December 18, 2007, through its 75% owned subsidiary, DNY (BVI) Ltd., the Company entered into an agreement with SEGA, one of the largest entertainment software developers in the world with annual games sales of over $1 billion, granting Dynasty exclusive rights to launch, operate and distribute four SEGA Massive Multiplayer Online Role Playing Games (MMORPGs) in China and a right of first refusal to operate and distribute all future SEGA games in China for a period ending five years after the commercial release of the fourth SEGA MMORPG. Dynasty is currently in discussions with a number of independent game developers in China to acquire licenses to distribute their games in addition to the games licensed from SEGA.

 Corporate Structure

As at December 31, 2007 and as of the date of this MD&A, Dynasty’s corporate structure includes the following subsidiaries:

•

Mahjong Development Inc. (“MDI”), a wholly-owned Québec corporation

•

Mahjong Systems Limited (“MSL”), a wholly-owned Turks and Caicos corporation

•

Mahjong Systems (Cyprus) Limited, a wholly-owned Cypus corporation; and

•

DNY (BVI) Limited, a British Virgin Islands corporation owned 75% by Dynasty Gaming and 25% by Junnet Omnimedia, Ltd.

The Company has incurred substantial operating losses and has not achieved any significant revenues from its Mahjong subsidiaries. In October 2007, the Company halted its activities which were based primarily on the licensing of its Mahjong Mania proprietary online gaming software. The Company’s continuance as a going concern is dependent upon the completion of the proposed transaction as described herein.

OVERVIEW OF THE 2005, 2006 AND 2007 DYNASTY GAMING HISTORICAL FINANCIAL RESULTS

The following discussion is an overview of the 2005, 2006 and 2007 financial results for Dynasty Gaming.

For the year ending December 31, 2007

Revenue

For the year ended December 31, 2007, Dynasty Gaming’s revenue decreased by 37.1% to $51,740, compared to revenue of $82,277 for the year ended December 31, 2006. In FY 2007 and FY 2006, Dynasty Gaming generated small amounts of revenue as a result of testing its Mahjong Mania software with its initial software licensees and from the licence fees from these initial clients.

Operating Expenses

For the year ended December 31, 2007, operating expenses decreased by 7.1% to $6,472,217, compared to operating expenses of $6,967,960 for the year ended December 31, 2006. For the year ended December 31, 2007, the Company recognized stock-based compensation recovery of $60,534 compared to stock-based compensation expense of $1,042,146 for FY 2006; this is a non-cash (recovery) charge.

Loss from Operations and Net Loss

For the year ended December 31, 2007, the Company’s loss from operations decreased by 6.8% to ($6,420,477), compared to a loss from operations of ($6,885,683) for the year ended December 31, 2006. After accounting for other income and expenses and net income (loss) from discontinued operations, Dynasty Gaming’s net loss decreased by 9.2% to ($6,258,444) in FY 2007, compared to a net loss of ($6,895,869) in FY 2006.

For the year ending December 31, 2006

Divestiture of Non-Aligned Subsidiaries on September 30, 2006 & Impact on Presentation of Audited Consolidated Financial Statements

On September 30, 2006, the Company signed a non-arm’s length agreement with CPC Canada Inc., whereby the latter acquired all of the issued and outstanding shares of our three Non-Aligned Subsidiaries: CPC, CHCI and MedEvents. Consequently, in accordance with generally accepted accounting principles, the audited consolidated financial statements for the years ended

December 31, 2006 and 2005 are presented without the financial results of CPC, CHCI and MedEvents; this will also allow the reader to make a more informed comparison of the financial results for the years ended December 31, 2006 and 2005. The divestiture of these three previously owned subsidiaries does impact the presentation of our audited consolidated financial statements, and readers are advised to take this into consideration when consulting our previously filed consolidated financial statements and other filings.

Revenue

For the year ended December 31, 2006, Dynasty Gaming’s revenue decreased by 49.1% to $82,277, compared to revenue of $161,700 for the year ended December 31, 2005. In FY 2006 and FY 2005, Dynasty Gaming generated small amounts of revenue as a result of testing its Mahjong Mania software with its initial software licensees and from the licence fees from these initial clients; these revenues are associated with the Company’s aggregate cash-wager model.

Operating Expenses

For the year ended December 31, 2006, operating expenses increased by 352.3% to $6,967,960, compared to operating expenses of $1,540,623 for the year ended December 31, 2005. In 2005, the Company changed its business focus to the development, marketing and licensing of its Internet-based Mahjong Mania software. This was formalized with the acquisition of Mahjong Systems Limited (“MSL”) and Mahjong Development Inc. (“MDI”) on September 21, 2005; for financial reporting purposes, the operating results of MSL and MDI were consolidated effective from June 10, 2005. The audited financial statements for FY 2005 do not include, therefore, full-year operational results for MSL and MDI. For the year ended December 31, 2006, the Company recognized stock-based compensation expense of $1,042,146, compared to stock-based compensation expense of $30,257 for the year ended December 31, 2005; this is a non-cash charge.

Loss from Operations and Net Loss

For the year ended December 31, 2006, the Company’s loss from operations increased by 399.4% to $6,885,683, compared to a loss from operations of $1,378,923 for the year ended December 31, 2005. After accounting for other income and expenses and net income (loss) from discontinued operations, Dynasty Gaming’s net loss increased by 482.1% to $6,895,869 in FY 2006, compared to a net loss of $1,184,559 in FY 2005.

Liquidity and Cash Position

As at December 31, 2007, the cash position of Dynasty Gaming declined to $1,488,832, a decrease of 80.3% over the cash position of $7,551,017 as at December 31, 2006.

SELECTED ANNUAL FINANCIAL INFORMATION - DYNASTY GAMING

Comparison of the years ended December 31, 2007 and 2006

Consolidated Statement of Operations	2007 $	2006 $	2005 $
Revenues	51,740	82,277	161,700
Operating expenses
Direct costs	1,183,387	1,505,545	53,593
Marketing and promotion	2,082,870	1,217,613	231,567
Administrative	1,492,708	3,065,346	911,006
Amortization	932,411	876,026	16,109
Impairments	780,841	303,430	328,348
	6,472,217	6,967,960	1,540,623
Loss from operations	(6,420,477)	(6,885,683)	(1,378,923)

Other income	154,825	151,725	7,749

Minority interest	7,208	-	-
Loss from continuing operations	(6,258,444)	(6,733,958)	(1,371,174)
Net (loss) gain from discontinued operations	-	(161,911)	186,615

Net loss	(6,258,444)	(6,895,869)	(1,184,559)

Consolidated Balance Sheets	2007	2006
	$	$
ASSETS
Current assets
Cash	1,488,832	7,551,017
Restricted cash	36,575	43,030
Accounts receivable	43,006	396,043
Prepaid expenses	17,043	159,586
Other receivable	-	150,000
Investment	280,000	-
	1,865,456	8,299,676
Deferred development costs	90,000	1,639,571
Property and equipment	404,394	465,175
Definite-life intangibles	2,000,000	-
	4,359,850	10,404,422
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	205,587	737,155
Deferred revenue	-	48,908
	205,587	786,063
Minority interest	492,792	-
	698,379	786,063

Shareholders' equity	3,661,471	9,618,359
	4,359,850	10,404,422

ANNUAL FINANCIAL RESULTS – DYNASTY GAMING

FOR THE YEAR ENDED DECEMBER 31, 2007, COMPARED TO THE YEAR ENDED DECEMBER 31, 2006

Revenue

For the year ended December 31, 2007, Dynasty Gaming’s revenue decreased by 37.1% to $51,740, compared to revenue of $82,277 for the year ended December 31, 2006. In FY 2007 and FY 2006, Dynasty Gaming generated small amounts of revenue as a result of as a result of testing its Mahjong Mania software with its initial software licensees and from the licence fees from these initial clients.

Operating Expenses

Operating expenses include direct costs associated with software development and support, marketing and promotional expenses, administrative expenses, amortization (on property and equipment and assets under capital leases and on deferred development costs) and impairments.  For the year ended December 31, 2007, operating expenses decreased by 7.1% to $6,472,217, compared to operating expenses of $6,967,960 for the year ended December 31, 2006.

For the year ended December 31, 2007, direct costs decreased to $1,183,387, compared to direct costs of $1,505,545 for the year ended December 31, 2006. Direct costs include those expenses and salaries directly related to the development and support of our Mahjong software. Marketing and promotion expenses increased by 71.1% to $2,082,870 in FY 2007 compared to marketing and promotion expenses of $1,217,613 in FY 2006. Marketing and promotion expenses include those expenses related to the marketing of our software, as well as costs associated with investor relations. For the year ended December 31, 2007, administrative expenses decreased by 51.3% to $1,492,708, compared to administrative expenses of $3,065,346 for the year ended December 31, 2006. Administrative expenses include management salaries and consultants. In FY 2007, amortization of deferred development costs was $756,180 compared to $819,792 in FY 2006. Amortization on property and equipment increased by 213.4% to $176,231 for the year ended December 31, 2007, compared to $56,234 for the year ended December 31, 2006. This reflects the increased investment in capital assets associated with the development of our Mahjong technology. For the year ended December 31, 2007, the Company recorded impairment of deferred development costs of $666,181; no such impairment of deferred development was recorded for the year ended December 31, 2006. For the year ended December 31, 2007, the Company recorded impairment of property and equipment of $114,660; no such impairment of property and equipment was recorded for the year ended December 31, 2006. Impairments of development costs and property and equipment were related to the cessation of the operations of the Mahjong Mania companies as Dynasty shifted its strategic focus to pursuing its new business objectives as Dynasty Digital Interactive.

Loss from Operations

For the year ended December 31, 2007, the Company’s loss from operations decreased by 6.8% to ($6,420,477), compared to a loss from operations of $6,885,683 for the year ended December 31, 2006.

Other Income and Expenses

Other income and expenses include interest income, foreign exchange loss and loss on disposal of equipment. For the year ended December 31, 2007, the Company’s other income increased to $154,825 compared to other income of $151,725 for the year ended December 31, 2006. In FY 2007, Dynasty Gaming generated other interest income of $186,355, compared to interest income of $131,516 in FY 2006. For the year ended December 31, 2007, the Company incurred a foreign exchange loss of $23,561 compared to a foreign exchange gain of $1,604 in FY 2006. In FY 2007, Dynasty Gaming incurred a loss on disposal of equipment of $7,969; no such loss was incurred in FY 2006.

Net Loss from Continuing Operations

For the year ended December 31, 2007, the Company’s net loss from continuing operations decreased by 7.1% to $6,258,444, compared to a net loss from continuing operations of $6,733,958 for the year ended December 31, 2006.

Net Loss

For the year ended December 31, 2007, Dynasty Gaming’s net loss decreased by 9.2% to $6,258,444, compared to a net loss of $6,895,869 for the year ended December 31, 2006.

In FY 2007, Dynasty Gaming posted a net loss per common share (basic and fully diluted) of $0.07, compared to a net loss per share of $0.09 in FY 2006.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2007, Dynasty Gaming was liquid and debt-free.

Cash Position

As at December 31, 2007, the cash position of Dynasty Gaming declined to $1,488,832, a decrease of 80.3% over the cash position of $7,551,017 as at December 31, 2006.

Operating Activities

In FY 2007, Dynasty Gaming was still in the development phase and had not begun full commercial operations, and consequently, cash was used for operating activities. For the year ended December 31, 2007, cash used for operating activities decreased by 4.4% to $4,689,861, compared to cash used for operating activities of $4,905,415 for the year ended December 31, 2006. In both years, the primary component of the cash used for operating activities was the net loss from continuing operations. In FY 2007, the Company also recorded impairments that totalled $780,841 and recovery of stock based compensation ($60,534) as compared to FY 2006 impairment of $303,430 and stock based compensation costs of $1,042,146.

Investing Activities

For the year ended December 31, 2007, cash used from investing activities increased by 141.9% to $2,234,414, compared to cash used from investing activities of $923,786 for the year ended December 31, 2006. In FY 2007, cash used for acquisition of property and equipment and definite-life intangibles increased significantly to $2,238,579, compared to cash used for acquisition of property and equipment of $394,355 for FY 2006; there were no definite-life intangibles purchased in FY 2006.

Financing Activities

For the year ended December 31, 2007, cash flow from financing activities decreased by 87.1% to $862,090, compared to cash flow from financing activities of $6,692,492 for the year ended December 31, 2006. In both years, the primary component of the cash flow from financing activities was the issuance of common shares, through private placements and the exercising of options and warrants. More information in this regard is presented under “Capitalization” below.

Working Capital

Working capital is defined as current assets less current liabilities. For the year ended December 31, 2007, the working capital of Dynasty Gaming decreased by 77.9% to $1,659,869, compared to working capital of $7,513,613 for the year ended December 31, 2006.

Capitalization

As at December 31, 2007, Dynasty Gaming had 92,347,574 common shares issued and outstanding, together with 12,000,000 warrants and broker warrants and 5,588,367 options. The total number of shares issued and outstanding on a fully diluted basis at the end of FY 2007 was 109,935,941.

In December 2007, DNY (BVI) Limited issued 900 shares for proceeds of $2,000,000.  Of the 900 shares 650 were issued to the Company and 250 were issued to Junnet Omnimedia, Ltd. (“Junnet”). As a result of this transaction the Company owns 75% of the outstanding shares of DNY (BVI) Limited and Junnet owns 25%.  The proceeds of this issuance were used to pay for special rights and software licenses related to on-line Sega games.

As at December 31, 2007, the Company had no debt.

SUMMARY OF QUARTERLY RESULTS

Comparative Quarterly Consolidated Operating Results

The following table outlines selected unaudited financial information of the Company on a consolidated basis for the last eight quarters.

	2006				2007
	Q1	Q2	Q3	Q4	Q1	Q2	Q2	Q4
	$	$	$	$	$	$	$	$
Revenues	15,539	30,759	17,792	18,187	-	51,740	-	-

Loss from continuing operations before minority interest	(1,268,954)	(1,269,376)	(1,581,627)	(2,614,001)	(1,316,625)	(2,020,582)	(1,241,324)	(1,687,121)
Minority interest	-	-	-	-	-	-	-	7,208

Net loss from continuing operations	(1,268,954)	(1,269,376)	(1,581,627)	(2,614,001)	(1,316,625)	(2,020,582)	(1,241,324)	(1,679,913)

Discontinued operations	(105,907)	63,660	(144,379)	-	-	-	-	-
Gain on sale of discontinued operations	-	-	24,715	-	-	-	-	-
Net loss	(1,374,861)	(1,205,716)	(1,701,291)	(2,614,001)	(1,316,625)	(2,020,582)	(1,241,324)	(1,679,913)

Net loss per share
Basic	(0.01)	(0.01)	(0.02)	(0.03)	(0.01)	(0.02)	(0.01)	(0.02)
Diluted	(0.01)	(0.01)	(0.02)	(0.03)	(0.01)	(0.02)	(0.01)	(0.02)

QUARTERLY RESULTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2007, COMPARED TO THE THREE MONTHS ENDED DECEMBER 31, 2006

SIGNIFICANT TRANSACTIONS

Operating Expenses

For the three months ended December 31, 2007, operating expenses decreased by 35% to $1,743,998, compared to operating expenses of $2,682,352 for the three months ended December 31, 2006. This net decrease is mainly the result of a decrease of $1,428,343 in direct costs, marketing and promotion expenses and administrative expenses and an increase in impairments of $477,411.  In October 2007 the Company halted commercial activity of it proprietary on line game Mahjong Mania and significantly reduced the development staff of its subsidiary Mahjong Development Inc with reductions in administration cost in Dynasty.   As a result of these measures the Company recognized an impairment of $666,181 to the deferred development costs and an impairment of $114,660 to software asset associated with the deferred development costs.

Loss from Operations

For the three months ended December 31, 2007, the Company’s loss from operations decreased by 34.5% to $1,743,998, compared to a loss from operations of $2,664,165 for the three months ended December 31, 2006;  this is a direct result of the actions taken as described above.

Investment

During the year a new foreign subsidiary, BOBO Media Limited  (“BOBO”) was incorporated in the British Virgin Islands;  the Company owned 70% of the issued and outstanding shares of BOBO.   BOBO was inactive and the Company sold all of its shares in BOBO in exchange for 70,000 shares of Asia Premium TV GRP (ATVG.OB).    The investment is classified as held-for-trading and is carried at fair value.

Definite Life Intangibles

On December 18, 2007 the Company purchased special rights for the use of on-line games and made an initial payment towards the purchase of an on-line game.  The special rights have a five year term.   The license for the on-line game software will have a term of 78 months.

Minority Interest

In December 2007, DNY (BVI) Limited issued 900 shares for proceeds of $2,000,000.  Of the 900 shares 650 were issued to the Company and 250 were issued to Junnet Omnimedia, Inc (“Junnet”). As a result of this transaction the Company owns 75% of the outstanding shares of DNY (BVI) Limited and Junnet owns 25%.  The proceeds of this issuance were used to pay for definite life intangibles described above.

Commitments

Purchase of on-line games licenses

The Company entered into an agreement with Sega to purchase time-limited licenses for 4 on-line games at a one-time license cost of US dollars $14,000,000 plus royalties based on revenues.  The estimated schedule of payments for the one-time license cost is as follows:  $6,000,000 in 2008 and $8,000,000 in 2009.   The Company shall also pay a running royalty (the “Running Royalty”) for each of the Games as consideration for the license in the following amounts:

Game 1:

23% of Card Net Sales (if there is additional online revenue, 23% of Company Distribution Net Sales)

Game 2:

27% of Company Distribution Net Sales

Game 3:

28% of Company Distribution Net Sales

Game 4:

28% of Company Distribution Net Sales

Company Distribution Net Sales’ is defined as revenue received for Online Games Operation (“Gross Games Revenue”) minus distribution costs incurred by the Company in carrying out Online Game Operation (“Distribution Costs”) and exclusive of tax.  Distribution costs shall be capped at 18% of Gross Games Revenue.

The Running Royalty shall increase as follows:

(a)  For Game 1, by 1% if Gross Games Revenue exceeds USD5,000,000 (so that the Running Royalty shall be 24% of Company Distribution Net Sales) and by an additional 1% if Gross Games Revenue exceeds USD10,000,000 (so that the Running Royalty shall be 25% of Company Distribution Net Sales).

(b)

For Game 2, 3 and 4, by 3% if Gross Games Revenue exceeds USD10,000,000 (so that the Running Royalty shall be 30% of Company Distribution Net Sales for Game 2, 31% of Company Distribution Net Sales for Game 3 and 31% of Company Distribution Net Sales for Game 4) and by an additional 2% if Gross Games Revenue exceeds USD20,000,000 (so that the Running Royalty shall be 32% of Company Distribution Net Sales for Game 2, 33% of Company Distribution Net Sales for Game 3 and 33% of Company Distribution Net Sales for Game 4).

Online game business operating cooperation

DNY (BVI) Limited (“DNY BVI”), a subsidiary of the Company, has signed an interim Agreement of Online Game Business Operating Cooperation (the “Agreement”) with Beijing Baiyouhuitong Net Technology Ltd (“Baiyou”).  As stipulated in the Agreement, DNY BVI is responsible for all costs relating to marketing and operating the four (4) SEGA games. Consistent with that Agreement, DNY BVI has rendered, on February 20, 2008, a payment of RMB 1,423,000 ($202,350 Cdn) to Baiyou as an advance against these costs. DNY BVI shall provide quarterly payments of approximately the same amount to Baiyou, with the next payment due prior to March 15, 2008. The amount and frequency of future payments beyond March 15, 2008 shall be dictated by a Definitive Agreement to be concluded between both parties prior to March 31, 2008.

RELATED PARTY TRANSACTIONS

Transactions with related parties are in the normal course of operations. The following provides information on transactions with those related parties with whom the Company either received revenue or paid expenses. Companies are either owned or controlled by shareholders, directors or officers of the Company or its subsidiaries.

Related Party Transactions	DNY	MSL	Options	Total
	$	$	$	$

Administrative Costs Charged By:
Albert Barbusci	2,000	-	23,400	25,400
Cadence Communication Inc.	225,000	-	-	225,000
David Wolk	26,150	-	9,900	36,050
Genesis Consulting	-	29,916	15,556	45,472
Joseph Lau	-	-	10,950	10,950
Guy Beaudry	2,000	-	2,850	4,850
Kiyoshi Eguchi	2,000	-	-	1,000

Robert Nihon II	1,000	-	11,400	13,400
	258,150	29,916	74,056	362,122

ACCOUNTING POLICIES AND ESTIMATES

Significant accounting policies and methods used in the preparation of the Company’s financial statements are described in Note 3 and changes in accounting policies are described in Note 4 to the audited consolidated financial statements of the Company for the years ended December 31, 2007 and 2006.  On January 1, 2007, the Company adopted CICA Handbook Section 1506, Accounting Changes. This standard establishes criteria for changing accounting policies, along with the accounting treatment and disclosure regarding changes in accounting policies, estimates and correction of errors. On January 1, 2007, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook (CICA Handbook) Section 1530, Comprehensive Income; Section 3855, Financial Instruments - Recognition and Measurement; Section 3861, Financial Instruments - Disclosure and Presentation; Section 3865, Hedges; and Section 3251, Equity.  The Company’s adoption of these financial instruments standards had no impact on the financial statements.

In the future the Company will be required to adopt certain accounting standard changes as briefly described below:

Capital Disclosures and Financial Instruments – Presentation and Disclosure

The CICA issued three new accounting standards: section 1535, Capital Disclosures, section 3862, Financial Instruments – Disclosures, and section 3863, Financial Instruments – Presentation. These new standards will be effective for fiscal years beginning on or after October 1, 2007 and the Company will adopt them on January 1, 2008. The Company is in the process of evaluating the disclosure and presentation requirements of the new standards.

Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity’s objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company has not entered into any off-balance sheet arrangements.

FINANCIAL INSTRUMENTS

Dynasty Gaming does not use financial derivatives.

RISKS AND UNCERTAINTIES

Dynasty Gaming and its subsidiaries operate in rapidly changing environments that involve numerous risks and uncertainties, many of which are beyond our control and which could have a material effect on our business, revenues, operating results and financial condition. The following discussion highlights some, although not all, of these risks and uncertainties related to our business and investment in our common shares.

We face risk in connection with our change of business focus, change in source of revenue and the limited operating history of the target companies in the proposed acquisition.

The likelihood of our success must be considered in the light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a new business, and the competitive environment in which we will operate. Our success is dependent upon the successful financing and development of our business plan. No assurance of success is offered. Unanticipated problems, expenses, and delays are frequently encountered in establishing a business and marketing and developing new products. These include, but are not limited to, competition, the need to develop customers and market expertise, market conditions, sales, marketing and governmental regulation. Our failure to meet any of these conditions would have a materially adverse effect upon us and may force us to reduce or curtail our operations.

General risk factors regarding government regulation

Dynasty Gaming and its subsidiaries are subject to applicable laws in the jurisdictions in which we operate. The laws and regulations of these jurisdictions may change in the future, or new laws and regulations may be adopted, which could place restrictions on our abilities to operate from these jurisdictions or increase the costs of doing so.

The Company has determined that one of the markets of great interest is the People’s Republic of China. Dynasty Gaming intends to market its Mahjong product into China in a non-wager format in accordance with its understanding of the current laws in place in China and exploit the businesses of the target companies. Changes to the regulatory framework in China could, however, have a material adverse effect on the Company’s business, revenues, operating results and financial condition. There can be no assurance that Dynasty Gaming’s attempts to market its products in China will be successful.

Uncertainties with respect to the PRC legal system could adversely affect us.

We are a holding company, and we conduct our business primarily through our subsidiary and affiliated entity incorporated in China. These entities are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned enterprises.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Internet websites.

The PRC government has adopted certain regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. Meanwhile, when Internet content providers and Internet publishers find that information falling within the above scope is transmitted on their website or is stored in its electronic bulletin service system, they shall terminate the transmission of such information or delete such information immediately and keep records and report to relevant authorities. Failure to comply with these requirements could result in the revocation of the ICP license and other required licenses and the closure of the concerned websites. The website operator may also be held liable for such prohibited information displayed on, retrieved from or linked to such website.

In addition, the MII has published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their websites, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider, or ISP, to block any Internet website maintained outside China at its sole discretion. Periodically, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau, which is directly responsible for the protection of State secrets of the PRC government, is authorized to block any website it deems to be leaking State secrets or failing to meet the relevant regulations relating to the protection of State secrets in the dissemination of online information.

As these regulations are relatively new and subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as a website operator. In addition, we may not be able to control or restrict the content of other Internet content providers linked to or accessible through our websites, or content generated or placed on our websites by our users, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content objectionable, they may require us to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content in our online games and on our websites, and keep records and report to relevant authorities, which may reduce our player base and the amount of time our games are played. This would have a material adverse effect on our financial condition and results of operations. In addition, we may be subject to significant penalties for violations of those regulations arising from information displayed on, retrieved from or linked to our online games and websites, including a suspension or shutdown of our operations.

Our business may be adversely affected by public opinions and government policies and regulations in China.

Due to the high degree of user loyalty to MMORPGs, easy access to PCs and Internet cafés, and lack of more appealing forms of entertainment in China, many teenagers frequently play online games. This may result in these teenagers spending less time on or refraining from other activities, including academics and sports. Furthermore, excessive game play may adversely affect the health of players, especially teenage players. Internet cafés, which are currently the most important outlets for online games, have been criticized by the general public in China for having exerted a negative influence on the youth of China. Due primarily to such adverse public reaction, local and central governments in China have tightened their regulation of Internet café operations. A notice jointly issued by several central governmental agencies in February 2007 suspended nationwide the approval for the establishment of new Internet cafés in 2007 and increased the punishment for Internet cafés admitting minors. This notice also tightened the administration of in-game currency, and its impact on us and other operators of item-based online games is uncertain. Also, local and higher-level governmental authorities may from time to time decide to more strictly enforce the customers’ age limit and other requirements relating to Internet cafés as a result of the occurrence of, and the media attention on, gang fights, arson or other incidents in or related to Internet cafés. As most of our customers access our games from Internet cafés, any restrictions on Internet café operations could result in a reduction of the amount of time our customers spend on our online games or a reduction in or slowdown in the growth of our customer base or customer purchases of in-game items, thus adversely affecting our business and results of operations. Given the relatively limited use of personal computers in China and the relatively high cost of high-speed Internet access, closures or reduction in business hours of these cafés would significantly reduce the number of game players in China.

In April 2007, the General Administration of Press and Publication of China, or GAPP, and several other governmental authorities issued a circular requiring the implementation of an “anti-fatigue system” and a real-name registration system by all PRC online game operators in an effort to curb addictive game play behaviors of minors under the age of eighteen.

The implementation of the aforementioned systems and regulations may discourage or otherwise prevent or restrict our young and other customers from playing our online games, which could limit the growth of or reduce our revenues, thus adversely affecting our business and results of operations. If we fail to implement these systems timely and successfully, the relevant government authorities may have broad discretion in dealing with our noncompliance, including rejecting our application for the operation of new games, suspending our online game operations and revoking our relevant licenses. In addition, it is also possible that the PRC government authorities may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction or otherwise. Any such restrictions on online game playing would adversely affect our business and results of operations.

The limited use of personal computers in China and the relatively high cost of Internet access may limit the development of the Internet in China and impede our growth.

Although the use of personal computers in China has increased in recent years, the penetration rate for personal computers in China is significantly lower than in the United States and other developed countries. Furthermore, despite a decrease in the cost of Internet access in China due to a decrease in the cost of personal computers and the introduction and expansion of broadband access, the cost of Internet access still remains relatively high. The limited use of personal computers in China and the relatively high cost of Internet access may limit the growth of our business. In addition, this will create serious challenges for our business and growth if the Chinese government authorities continue to more stringently regulate Internet cafés, including possibly closing a significant number of Internet cafés or reducing the hours that they are allowed to operate. In addition, there is no assurance that there will not be any increase in Internet access or telecommunication fees in China. If that happens, the number of our players may decrease and the growth of our player base may be materially impeded.

The continued growth of China’s Internet market depends on the establishment of an adequate telecommunications infrastructure.

Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Information Industry (“MII”). We rely on this infrastructure to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to develop aggressively the national information infrastructure, we cannot assure you that this infrastructure will be developed as planned or at all. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands necessary for the continued growth in Internet usage.

Our operations are subject to our system infrastructure and Internet viability, which may be interrupted, therefore adversely affecting our business.

The growth of Internet usage has caused interruptions and delays in processing and transmitting data over the Internet. There can be no assurance that the Internet infrastructure or the Company’s own network systems will continue to be able to support the demands placed on us by the continued growth of the Internet, the overall online gaming industry or that of our clients.

The Internet’s viability could be affected by delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or due to increased government regulation. If critical issues concerning the commercial use of the Internet are not favorably resolved (including, but not limited to, security, reliability, cost, accessibility and quality of service), if the necessary infrastructure is not sufficient, or if other technologies and technological devices eclipse the Internet as a viable channel, this may negatively affect Internet usage, and our business, revenues, operating results and financial condition will be materially adversely affected.

End-users of our software depend on Internet Service Providers, online service providers, gaming site operators and our system infrastructure for access to the sites operated by our licensees. Many of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures, instability and interruption. Our licensees may lose customers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems. As a result, we may not be able to meet the level of service that we have contracted for, and we may be in breach of our contractual commitments, which could have a material adverse effect on Dynasty Gaming’s business, revenues, operating results and financial condition.

If we consume cash more quickly than expected or are unable to raise additional capital, we may be forced to curtail operations.

There can be no assurance that Dynasty Gaming will operate profitably at any time in the future. The Company believes that it will be able to successfully complete its proposed acquisition with its current financial resources but growth in China and the launch of the SEGA games will require financing. There is no assurance that the Company will be able to secure such financing, when needed, or that such financing will be obtained on terms favorable to the Company. Failure to obtain adequate financing could result in significant delays in the development of Dynasty Gaming’s products and a substantial curtailment of operations. Future financings could result in substantial dilution to Dynasty Gaming’s existing shareholders.

If Dynasty Gaming is not able to successfully manage its growth, the Company’s operating and capital expenses may be higher than anticipated, and its revenues may be lower than anticipated.

If Dynasty Gaming becomes successful, it will have to anticipate rapid growth and plan for it. Future operating results will depend on our management's ability to manage, hire and retain qualified employees, properly generate revenues and control expenses, and many promising businesses have been unsuccessful in managing growth.

Failure to attract and retain key personnel could have a material adverse effect on our business.

The Company depends on its key management executives and senior personnel, the loss of any one of whom may have a material adverse effect on the Company’s business. Competition for highly skilled management, technical and sales personnel is intense. While the Company maintains employment agreements with its executive personnel, the inability to retain and keep employees and to attract and retain additional key employees who have the requisite skills may have a material adverse effect on the Company’s business.

Fluctuations in foreign currency exchange could have a negative effect on our reported earnings.

Our financial results are reported in Canadian dollars, which is subject to fluctuations in respect of the currencies of the countries in which we may operate, including US dollars and Chinese renminbi. Accordingly, fluctuations in the exchange rate of these currencies could have a positive or negative effect on our reported results. Dynasty Gaming currently does not utilize a hedging program. There can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.

Foreign or domestic laws may not afford us sufficient protections of our intellectual property.

The Company relies on a combination of laws and contractual provisions to establish and protect our rights in our software and proprietary technology. Our ability to protect our proprietary information is crucial to the success of our business. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to infringe aspects of our products or services or to obtain and use information that we regard as proprietary. There can be no assurance that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our technology. Any such misappropriation could have a material adverse effect on Dynasty Gaming’s business, revenues, operating results and financial condition.

Because the price of our shares is volatile, shareholders may not be able to resell their shares at or above their investment price.

The market price of our common shares has experienced fluctuations and may continue to fluctuate significantly. The market price of our common shares may be adversely affected by various factors, including proposed Internet gaming legislation or enforcement of existing laws, innovation and technological changes, the emergence of new competitors, quarterly variations in revenue and results of operations, speculation in the press or analyst community and general market conditions or market conditions specific to particular industries, including the Internet and gaming.

There is a limited market for our common stock, which may make it more difficult for shareholders to dispose of their shares.

Our common shares are presently listed in Canada on the TSX Venture Exchange under the symbol “DNY” and on the Over-the-Counter Bulletin Board in the United States under the symbol “DNYFF”. There is a limited trading market for our common shares. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for our common shares, the ability of holders of our common shares to sell our common shares, or the prices at which holders may be able to sell our common shares.

OTHER MD&A REQUIREMENTS

DNY’s internal control systems continue to evolve as the Company grows. We believe these systems are sufficient to execute our business plan and to provide meaningful results upon which to manage our business.

OTHER INFORMATION

SUMMARY OF SECURITIES ISSUED IN THE YEAR ENDED DECEMBER 31, 2007

Date	Type of	Type of	Number	Price	Total
Issued	Security	Issue			Proceeds
Jan. 8, 2007	Common shares	Exercise of warrants	50,000	$0.50	$25,000.00
Jan. 16, 2007	Common shares	Exercise of options	75,000	$0.15	$11,250.00
Feb. 14, 2007	Common shares	Exercise of options	20,000	$0.50	$10,000.00
Feb. 21, 2007	Common shares	Exercise of warrants	20,000	$0.50	$10,000.00
Mar. 2, 2007	Common shares	Exercise of warrants	200,000	$0.50	$100,000.00

Mar. 21, 2007	Common shares	Exercise of warrants	73,214	$0.50	$36,607.00
Mar. 26, 2007	Common shares	Exercise of options	100,000	$0.44	$44,000.00
Apr. 9, 2007	Common shares	Exercise of warrants	12,500	$0.50	$6,250.00
Apr. 12, 2007	Common shares	Exercise of options	166,667	$0.44	$73,333.48
Apr. 30, 2007	Common shares	Exercise of options	3,300	$0.50	$1,650.00
Apr. 30, 2007	Common shares	Exercise of options	100,000	$0.44	$44,000.00

OPTIONS GRANTED DURING THE YEAR ENDED DECEMBER 31, 2007

Date	Number	Type	Optionees	Exercise	Expiry
Granted				Price	Date
Mar. 15, 2007	250,000	Stock options	Consultant	$0.75	Mar. 14, 2012
Mar. 21, 2007	280,000	Stock options	Employees	$0.80	Mar. 20, 2012
May 2, 2007	100,000	Stock options	Consultant	$0.69	May 1, 2012
Oct. 6, 2007	2,040,000	Stock options	Employees, Directors & Consultants	$0.25	Oct. 5, 2012

AUTHORIZED AND ISSUED CAPITAL, AS AT DECEMBER 31, 2007

Class	Par Value	Authorized	Issued	Amount
		Number	Number
Common	No par value	Unlimited	92,347,574	$18,196,924

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING,

AS AT DECEMBER 31, 2007

Security	Number or Amount	Exercise Price	Expiry Date
Stock Options	5,000	$0.38	June 23, 2008
Warrants	10,000,000	$0.75	Nov. 17, 2008
Warrants	2,000,000	$0.75	Nov. 24, 2008
Stock Options	30,000	$0.15	Feb. 28, 2010
Stock Options	1,150,000	$0.50	Oct. 17, 2010
Stock Options	1,700	$0.50	Jan. 25, 2011
Stock Options	350,000	$0.50	Jan. 31, 2011
Stock Options	340,000	$0.50	Mar. 5, 2011
Stock Options	200,000	$0.80	May 3, 2011
Stock Options	190,000	$0.54	Nov. 1, 2011
Stock Options	1,000,000	$1.00	Nov. 16, 2011
Stock Options	250,000	$0.75	Mar. 14, 2012
Stock Options	31,667	$0.80	Mar. 20, 2012
Stock Options	2,040,000	$0.25	Oct. 5, 2012

SHARES IN ESCROW OR SUBJECT TO POOLING, AS AT DECEMBER 31, 2007

Security	Number
Common Shares (surplus escrow agreement)	2,032,778
Common Shares (value escrow agreement)	2,700,000

LIST OF DIRECTORS AND OFFICERS

Albert Barbusci	Director, President & CEO
Kiyoshi Eguchi	Director
Joseph Lau	Director
Guy Beaudry	Director
Robert Lupacchino	Chief Financial Officer

DYNASTY GAMING INC.

Date:

April 25, 2008

signed “Albert Barbusci”

signed: “Robert Lupacchino”

Per: Albert Barbusci, President & CEO

Per: Robert Lupacchino, CFO